Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Schedule 13G to amend the Schedule 13D filed by Tang Capital Partners, LP and related parties on October 14, 2008

Heron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

427746102

(CUSIP Number)

August 4, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 427746102	13G	Page 2 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 9,622,686
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,622,686
9	Aggregate Amount Beneficially Owned by each Reporting Person 9,622,686
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 9.86%
12	type of reporting person pN

Page 2 of 10 pages

CUSIP No. 427746102	13G	Page 3 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 9,622,686
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,622,686
9	Aggregate Amount Beneficially Owned by each Reporting Person 9,622,686
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 9.86%
12	type of reporting person OO

Page 3 of 10 pages

CUSIP No. 427746102	13G	Page 4 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization united states
Number of	5	Sole Voting Power 126,658
Shares BENEFICIALLY Owned by	6	Shared Voting Power 9,622,686
Each Reporting Person with	7	Sole Dispositive Power 126,658
	8	Shared Dispositive Power 9,622,686
9	Aggregate Amount Beneficially Owned by each Reporting Person 9,749,344
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 9.99%
12	type of reporting person IN

Page 4 of 10 pages

Explanatory Note: This Schedule 13G is being filed in accordance with Rule 13d-1(h) to reflect that (i) Tang Capital Partners, LP, (ii) Tang Capital Management, LLC and (iii) Kevin Tang (the “Reporting Persons”) no longer hold the securities with a purpose or effect of changing or influencing control of the Issuer due to Kevin Tang’s resignation from the Company’s Board of Directors effective as of August 4, 2020. This Schedule 13G is being filed as Amendment No. 20 to the Schedule 13D originally filed on Schedule 13G with the Securities and Exchange Commission (the “SEC”) on October 14, 2008, as amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012, July 30, 2012, May 9, 2013, November 22, 2013, June 27, 2014, June 12, 2015, April 14, 2016, August 10, 2016, January 24, 2017, September 13, 2018 and January 7, 2020 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Heron Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”).

Item 1(a).	Name of Issuer:

Heron Therapeutics, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4242 Campus Point Court, Suite 200, San Diego, CA 92121

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 427746102

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners. Tang Capital Partners is the beneficial owner of 9,622,686 shares of the Issuer’s Common Stock, including 937,500 shares of Common Stock held by Tang (APPA) Holdings, LLC (“Tang Holdings”), comprising: (i) the 2,886,904 shares beneficially owned by Tang Capital Partners, LP; and (ii) 6,735,782 shares currently issuable upon conversion of the Notes (defined below).

Page 5 of 10 pages

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Partners, LP is the record owner of $6,108,524 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below. Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, which is currently set at 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion. Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice. The foregoing limitations remain in effect with respect to such Notes, and, accordingly, only 6,735,782 shares are currently issuable upon conversion of such Notes.

Tang Capital Partners serves as the Manager of Tang Holdings and, as such, exercises voting and dispositive control over the shares held by Tang Holdings.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang. Kevin Tang is the beneficial owner of 9,749,344 shares of Common Stock, comprising: (i) the 9,622,686 shares beneficially owned by Tang Capital Partners, LP; (ii) 114,232 shares held by the Kevin C. Tang Family Trust, for which Kevin Tang serves as trustee; (iii) 4,794 shares owned directly by Kevin Tang; (iv) 3,445 shares owned by Kevin Tang’s minor children under the Uniform Transfers to Minors Act, for which Kevin Tang serves as trustee; (v) 2,147 shares held by Kevin Tang’s Individual Retirement Account; and (vi) 2,040 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin Tang serves as trustee and is a participant.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Kevin Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 210, San Diego, CA 92121.

The percentages used herein are based on 97,591,036 shares of Common Stock outstanding (90,855,254 reported to be issued and outstanding in the Company’s Quarterly Report on Form 10-Q that was filed with the SEC on November 5, 2020, plus an additional 6,735,782 shares of Common Stock currently issuable upon conversion of the Notes).

Page 6 of 10 pages

(b)	Percent of Class:

Tang Capital Partners	9.86%
Tang Capital Management	9.86%
Kevin Tang	9.99%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	126,658 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	9,622,686 shares
Tang Capital Management	9,622,686 shares
Kevin Tang	9,622,686 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	126,658 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	9,622,686 shares
Tang Capital Management	9,622,686 shares
Kevin Tang	9,622,686 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 7 of 10 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 19, 2020

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 9 of 10 pages

Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Heron Therapeutics, Inc. and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: November 19, 2020	TANG CAPITAL PARTNERS, LP

	By:	Tang Capital Management, LLC
	Its:	General Partner

	By:	/s/ Kevin Tang
		Name:	Kevin Tang
		Title:	Manager

TANG CAPITAL MANAGEMENT, LLC

	By:	/s/ Kevin Tang
		Name:	Kevin Tang
		Title:	Manager

/s/ Kevin Tang
	Name:	Kevin Tang

Page 10 of 10 Pages